UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Calle Mario Pani No. 100,
Santa Fe Cuajimalpa,
Cuajimalpa de Morelos,
05348, Ciudad de México,

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

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Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

The Coca-Cola Company, The Coca-Cola System in Brazil, and HEINEKEN announce redesigned distribution partnership

Mexico City, Mexico – February 24, 2021 – Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFUBL; NYSE: KOF) announces that The Coca-Cola Company, the Coca-Cola System in Brazil and HEINEKEN have reached an agreement (the “Agreement”) to redesign their longstanding distribution partnership in Brazil. The Agreement marks a new milestone in the relationship among the companies; it re-aligns the interests of all parties for the future and builds on a solid historical foundation.

As per the Agreement, expected to become effective mid-2021, the parties will begin a smooth transition of the Heineken and Amstel brands to HEINEKEN Brazil’s distribution network. The Coca-Cola System in Brazil will continue to offer Kaiser, Bavaria and Sol, and will complement this portfolio with premium brand Eisenbahn and other international brands. The Agreement allows the parties to better serve consumers and customers in the Brazilian market with a solid portfolio, building on the positive momentum developed over many years of successful collaboration.

Additionally, as part of the redesign of the distribution partnership, the parties will have more flexibility. Subject to certain mutually-agreed upon terms established in the Agreement, the Coca-Cola System in Brazil will be able to produce and distribute alcoholic beverages and other beers in a certain proportion to HEINEKEN’s portfolio and HEINEKEN will be able to explore further opportunities in the non-alcoholic segment. This will allow Brazilian consumers to benefit from a wider array of options.

“The redesign of the Coca-Cola System’s distribution partnership with HEINEKEN in Brazil is an important milestone. We are proud of the market development that we have achieved together, and we are excited to continue leveraging our distribution network in the country with a broad portfolio of leading brands.” said John Santa Maria Otazua, Coca-Cola FEMSA’s Chief Executive Officer.

“Our companies have a long partnership history in Brazil, and we are pleased to reach a new agreement that will serve consumers for many years to come.” said Luis Felipe Avellar, President Coca-Cola Brazil & South Cone Operations.

“I am very pleased to redefine our distribution partnership with the Coca-Cola System in Brazil. Through a dual route to market, we will be able to reach and better serve our consumers and customers with our broad portfolio, leveraging two strong distribution systems.” said Mauricio Giamellaro, Managing Director, HEINEKEN Brazil.

“This new agreement is positive news not only for the parties involved but for our Brazilian clients and consumers as well.” said Ricardo Mello, President of the Association of Coca-Cola Bottlers in Brazil.

The parties have agreed to an initial term until December 31, 2026 with automatic renewal for another 5-year term, subject to the terms of the Agreement. The Agreement is subject to customary regulatory approvals. As part of the Agreement, the parties have agreed to end the existing litigation between them relating to the previous distribution agreements.

February 24, 2021

About Coca-Cola FEMSA

Stock listing information: Mexican Stock Exchange, Ticker: KOFUBL

NYSE (ADS), Ticker: KOF | Ratio of KOFUBL to KOF = 10:1

Coca-Cola FEMSA, S.A.B. de C.V. is the largest Coca-Cola franchise bottler in the world by sales volume. The company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio of 129 brands to a population of more than 261 million. With over 80 thousand employees, the company markets and sells approximately 3.4 billion unit cases through close to 2 million points of sale a year. Operating 49 manufacturing plants and 268 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all of its stakeholders across the value chain. The company is a member of the Dow Jones Sustainability Emerging Markets Index, Dow Jones Sustainability MILA Pacific Alliance Index, FTSE4Good Emerging Index, and the Mexican Stock Exchange’s IPC and Social Responsibility and Sustainability Indices, among others. Its operations encompass franchise territories in Mexico, Brazil, Guatemala, Colombia, and Argentina, and, nationwide, in Costa Rica, Nicaragua, Panama, Uruguay, and in Venezuela through its investment in KOF Venezuela. For further information, please visit www.coca-colafemsa.com

For additional information, please contact the Investor Relations team:

•	Jorge Collazo | jorge.collazo@kof.com.mx
•	Lorena Martin | lorena.martinl@kof.com.mx
•	Bryan Carlson | bryan.carlson@kof.com.mx
•	Marene Aranzabal | marene.aranzabal@kof.com.mx

February 24, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Constantino Spas Montesinos
Constantino Spas Montesinos Chief Financial Officer

Date: February 24, 2021